FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
August 3, 2006

Manulife Financial Corporation reports
record second quarter earnings of $960 million

Earnings per common share of $0.61, a year over year increase of 17 per cent

TORONTO - Manulife Financial Corporation today reported shareholders’ net income of $960 million for the second quarter of 2006, an increase of 14 per cent from one year ago. Earnings per common share were $0.61, a 17 per cent increase compared to the second quarter of 2005. In addition, the Company’s return on common shareholders’ equity was 16.3 per cent, up 200 basis points from the second quarter in 2005.

“The quality and diversity of our businesses are again evident in our top and bottom line results,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Also of note, we returned more than $1.2 billion of capital to common shareholders in the second quarter, through the repurchase of 25.7 million shares and our regular quarterly dividends.”

Premiums and deposits for the second quarter totaled $15.9 billion, an increase of 10 per cent over the same period last year. Continued strong wealth management sales in the United States, Hong Kong and Japan, as well as strong life insurance sales in the United States, were key contributors to this growth. Sales highlights for the second quarter include the following:

•	John Hancock Variable Annuities sales of US$2.5 billion, up 41 per cent
•	John Hancock Mutual Fund sales of US$1,971 million, up 69 per cent
•	John Hancock Retirement Plan Services sales of US$976 million, up 13 per cent
•	John Hancock Life insurance sales of US$190 million, up 34 per cent
•	John Hancock Long Term Care sales of US$36 million, up 44 per cent
•	Hong Kong individual wealth management sales of US$226 million, up 228 per cent
•	Japan variable annuities sales of US$745 million, up 10 per cent

“Second quarter earnings benefited from the continued growth of our in-force business, expense efficiencies and good credit experience,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “Offsetting earnings growth were the effect of weaker equity markets, the negative impact of currency movements and somewhat unfavourable claims experience.”

Total funds under management were $370 billion as at June 30, 2006, an increase of two per cent or $6 billion from one year ago. Growth from strong net sales was offset by the $5 billion of scheduled maturities on the John Hancock Institutional Fixed products segment and the $29 billion negative impact of currency movements.

OPERATING HIGHLIGHTS

•
Manulife Financial completed a two for one share split by way of stock dividend. Manulife’s Board of Directors declared the stock dividend payable on June 2, 2006 to holders of common shares of record on May 25, 2006.

•
John Hancock Life recorded individual insurance sales of US$190 million, an increase of 34 per cent over the same quarter in 2005 and a record second quarter for the Company. The recent sales success has resulted in strong market share gains. Recent LIMRA sales surveys indicate that John Hancock Life captured the number one position for new sales over the twelve-month period ending March 31, 2006.

•
John Hancock Life continued to refine its product offerings with the launch of a new lapse protection survivorship universal life product designed for clients who need lifetime guaranteed death benefit coverage for two lives.

•
In the United States, variable annuity sales were US$2.5 billion, a 41 per cent increase over the same quarter last year. Contributing to the strong sales growth was the continued success of our Principal Plus For Life rider, a guaranteed minimum withdrawal benefit that can guarantee retirement income for a lifetime and increase with favorable market performance.

•
John Hancock Mutual Funds had another strong quarter with sales approaching US$2.0 billion in the second quarter, an increase of 69 per cent over the same quarter last year. The addition of the Lifestyle Funds in the fourth quarter of 2005 and a series of recent distribution, sales and marketing initiatives contributed to the solid sales performance. The business added seven new mutual funds late in the second quarter, the result of a sub-advisory relationship with GMO, a Boston-based institutional asset manager.

•
Manulife continued to expand its operations in China and during the second quarter commenced operations in Shaoxing, Zhejiang province and in Shenzhen, Guangdong province. In addition, approval was received to operate in Shandong province bringing the total number of licenses up to 15, the most of any foreign life insurance company.

•
Manulife Financial announced an agreement to acquire The Pramerica Life Insurance Company, Inc. in the Philippines from Pramerica Financial. This will be the fifth acquisition in the Philippines since 2002 and demonstrates Manulife’s continued commitment to this region.

•	In Hong Kong, individual wealth management sales increased 228 per cent over the second quarter of last year. Contributing to the strong sales was strong fund performance, with three of Manulife’s top-performing funds winning five industry awards. Fund performance was also recognized within the Mandatory Provident Fund segment, with one Manulife fund being ranked top of its fund category.

•
In Canada, Manulife Financial announced plans to launch two new services for its Capital Accumulation Plans (CAP) improving service to plan sponsors and plan members. Recent sales success in the Canadian group pension operations resulted in increased market share and a first place ranking in terms of new sales according to LIMRA’s first quarter survey.

•	Manulife won a number of awards during the second quarter including the following:

--
Hong Kong was awarded Next Magazine’s “Top Service Award” in the Insurance category for the seventh time. As well, for the third year, Manulife won the prestigious Yahoo! Emotive Brand Award in the insurance category in Hong Kong.

--	Awarded the Reader’s Digest “Trusted Brands 2006 Gold Award” and East Week’s “Quality Living Award” Hong Kong 2006.

--	John Hancock Signature Services (JHSS), transfer and shareholder services agent for JH Funds, was awarded the 2006 Source Media Fund Operations Award in the category of Efficiencies/ Streamlining.

-	JHSS was also awarded “Best-in-Class” for telephone customer service in the fourth quarter of 2005 and the first quarter of 2006 by National Quality Review (NQR).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (C$ millions)	960	956	839
Diluted Earnings per Common Share (C$)	0.60	0.59	0.52
Return on Common Shareholders’ Equity (%, annualized)	16.3	16.3	14.3
Premiums & Deposits (C$ millions)	15,877	17,942	14,433
Funds under Management (C$ billions)	369.9	385.6	363.7
Capital (C$ billions)	28.3	29.3	28.8

Net Income
Manulife Financial Corporation shareholders’ net income for the second quarter of 2006 was $960 million, up 14 per cent from $839 million reported a year earlier. The increase was attributable to higher fee income on higher average assets in the John Hancock variable product businesses, strong credit experience and the reduction in the Canadian tax rate. Investment gains were achieved in the John Hancock Institutional and Retail Fixed Product businesses and Japan and Canadian insurance businesses benefited from actions taken to change the asset mix in those businesses. Partially offsetting these increases were lower claims gains in John Hancock Life, the effects of poor equity markets and the $87 million negative impact of a strengthened Canadian dollar. Year-to-date shareholders’ net income was $1,916 million compared to $1,640 million in 2005.

Diluted Earnings per Share and Return on Common Shareholders’ Equity
Second quarter diluted earnings per common share of $0.60 grew by 15 per cent from $0.52 in 2005 and return on common shareholders’ equity for the three months ended June 30, 2006 was 16.3 per cent compared to 14.3 per cent in 2005.

Premiums and Deposits
Premiums and deposits for the quarter were $15.9 billion, up 10 per cent on a Canadian dollar basis and 20 per cent on a constant currency basis, from $14.4 billion reported a year earlier. The increase was driven by strong sales in wealth management products across all divisions, most notably in John Hancock Variable Annuities, John Hancock Mutual Funds and Hong Kong.

Funds under Management
Funds under management grew by two per cent, or $6.2 billion, to $369.9 billion as at June 30, 2006 from $363.7 billion as at June 30, 2005, primarily due to strong sales in wealth management products and the impact of rising equity markets over the last twelve months. The increase was partially offset by the $29.3 billion negative impact of a strengthened Canadian dollar and the $5.2 billion of scheduled maturities on the John Hancock Institutional Fixed product segment.

Capital
Total capital was $28.3 billion as at June 30, 2006, down $0.5 billion from $28.8 billion as at June 30, 2005. Shareholders’ dividends of $1,053 million, the repurchase of 48 million shares for $1,664 million, and the $1.7 billion negative impact of the strengthened Canadian dollar over the last twelve months were partially offset by net income in the past twelve months, $300 million of preferred shares issued on January 3, 2006 and the net effect of debt redemptions and new issues. On February 16, 2006, the Company exercised its right to redeem all of the outstanding $250 million subordinated debentures due February 16, 2011. On March 28, 2006, the Company issued $350 million in medium term notes, which bear interest at a fixed rate of 4.67 per cent, payable semi-annually, and mature on March 28, 2013.

PERFORMANCE BY DIVISION

U.S. Insurance

Canadian dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	127	158	157
Premiums & Deposits (millions)	1,579	1,689	1,640
Funds under Management (billions)	56.3	58.4	59.1

U.S. dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	113	137	127
Premiums & Deposits (millions)	1,410	1,462	1,318
Funds under Management (billions)	50.5	50.0	48.3

•
U.S. Insurance shareholders’ net income for the second quarter of 2006 was $127 million compared to $157 million reported a year earlier. The decrease was primarily due to lower investment income in John Hancock Life owing to the current quarter decline in equity markets as compared to the strong equity markets of a year ago, lower mortality gains in John Hancock Life compared to the strong gains of a year ago, and the impact of the stronger Canadian dollar. Partially offsetting these decreases were strong sales and improved margins in John Hancock Life, as well as in-force business growth in John Hancock Long Term Care. Year-to-date shareholders’ net income was $285 million, compared to $292 million reported in 2005.

•
Premiums and deposits for the quarter were $1.6 billion, consistent with the amount reported in the second quarter of 2005. On a U.S. dollar basis, premiums and deposits increased by seven per cent due to strong sales of John Hancock Life universal life products, as well as improved John Hancock Long Term Care sales and in-force business growth. Premium and deposits growth was partially offset by lower COLI deposits.

•
Funds under management were $56.3 billion as at June 30, 2006 compared to $59.1 billion as at June 30, 2005. On a U.S. dollar basis, funds under management grew by five per cent due to business growth and equity market performance over the last twelve months. Partially offsetting this was a large surrender in John Hancock Life’s Closed Participating block in the past twelve months.

US Wealth Management

Canadian dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	301	255	249
Premiums & Deposits (millions)	8,585	9,713	7,070
Funds under Management (billions)	173.1	181.4	173.0

U.S. dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	268	221	199
Premiums & Deposits (millions)	7,654	8,413	5,685
Funds under Management (billions)	155.3	155.4	141.2

•
U.S. Wealth Management shareholders’ net income for the second quarter of 2006 was $301 million, up 21 per cent from $249 million reported a year earlier. The increase was principally due to favourable investment results in JH Institutional Fixed and JH Retail Fixed Products and higher fee income on higher average assets in the JH Variable Annuities (VA), the JH Retirement Plan Services (RPS) and the JH Mutual Funds businesses. Partially offsetting these increases was the impact of the stronger Canadian dollar. Year-to-date shareholders’ net income was $556 million compared to $453 million in 2005.

•
Premiums and deposits for the quarter were $8.6 billion, up 21 per cent or $1.5 billion from $7.1 billion reported in the second quarter of 2005, mainly due to significant growth in deposits in the JH Mutual Funds business and growth in segregated fund deposits in the VA and RPS businesses. Deposits in JH Mutual Funds grew 69 per cent on a U.S. dollar basis primarily from higher sales of open-end retail funds reflecting sales success from both expanded distribution and the late 2005 launch of the Lifestyle Funds. VA segregated fund deposits increased 42 per cent on a U.S. dollar basis, reflecting continued strong market acceptance of the Principal Plus For Life withdrawal benefit. RPS segregated fund deposits increased 17 per cent on a U.S. dollar basis, driven by the impact of new sales and higher recurring deposits from the growing block of in-force participants. General fund premiums also increased by US$217 million primarily from increased sales of JH Retail Fixed products.

•
Funds under management of $173.1 billion as at June 30, 2006 were consistent with the prior year. Funds under management increased by US$18.3 billion in the VA, RPS and JH Mutual Funds businesses as a result of continued strong net policyholder cash flows plus the cumulative effect of favourable equity market performance over the last twelve months. These increases were offset by scheduled maturities exceeding new sales over the last twelve months in the JH Institutional Fixed product business and by the continued negative impact of the stronger Canadian dollar.

Canadian Division

Canadian dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	267	238	191
Premiums & Deposits (millions)	3,268	3,733	3,326
Funds under Management (billions)	71.4	71.1	64.2

Canadian Division shareholders’ net income for the second quarter of 2006 was $267 million, up 40 per cent from $191 million reported a year earlier. The reduction in tax rates, outlined in the recent Federal Budget, resulted in an earnings increase of $42 million in the quarter. Excluding this earnings impact, net income for the second quarter was $225 million, up 18 per cent from prior year. The increase was driven by business growth in Individual Wealth Management, improved lapse experience in Individual Life Insurance, and the favourable impact on actuarial liabilities from actions taken to change the asset mix and investment profile in Individual Life Insurance. The decline in equity markets this quarter dampened earnings on segregated fund guarantees and investment returns. Year-to-date shareholders’ net income was $505 million compared to $375 million in 2005.

•
Premiums and deposits for the quarter were $3.3 billion, down two per cent from the second quarter of 2005. Proprietary mutual fund deposits declined, reflecting investor preference for more competitive global investment options. The business continually reviews its fund mix in response to market demands and several new global funds will be launched in the third quarter of 2006.

•
Funds under management grew by 11 per cent, or $7.2 billion, to $71.4 billion as at June 30, 2006 from $64.2 billion as at June 30, 2005. The continued success of lending and deposit products in Manulife Bank contributed more than one-third of the increase in funds under management from a year ago. Segregated fund assets also contributed to the year over year growth, reflecting net positive client cash flows and investment returns from rising equity markets over the past twelve months.

Asia and Japan Division

Canadian dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	199	162	132
Premiums & Deposits (millions)	2,211	2,582	2,099
Funds under Management (billions)	33.0	33.6	29.7

U.S. dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	178	141	107
Premiums & Deposits (millions)	1,972	2,235	1,689
Funds under Management (billions)	29.6	28.8	24.3

•
Asia and Japan Division shareholders’ net income for the second quarter of 2006 was $199 million, up 51 per cent from $132 million reported a year earlier. The increase was largely driven by the impact on actuarial liabilities from actions taken to lengthen the portfolio duration and reduce equity exposure in Japan’s Daihyaku block, growth in Japan’s Variable Annuity business and Hong Kong’s in-force insurance business and higher performance management fees earned with respect to funds offered on Hong Kong’s wealth management platform. These increases were partially offset by the impact of the stronger Canadian dollar. Year-to-date shareholders’ net income was $361 million compared to $291 million in 2005.

•
Premiums and deposits for the quarter were $2.2 billion, up five per cent from $2.1 billion reported in the second quarter of 2005. Growth in Hong Kong wealth management products and Singapore’s investment products were largely offset by lower mutual fund deposits in Indonesia, a result of the continued fallout from prior year market turmoil, and lower universal life sales in Japan.

•
Funds under management grew by 11 per cent, or $3.3 billion, to $33.0 billion as at June 30, 2006 from $29.7 billion as at June 30, 2005. Variable annuity sales in Japan, increased business volumes in wealth management and pension products in Hong Kong, and the positive impact of rising equity markets fueled the year over year growth. Partially offsetting these increases were maturities and lapses in Japan’s Daihyaku block and the impact of the stronger Canadian dollar.

 Reinsurance Division

Canadian dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	48	92	30
Premiums & Deposits (millions)	234	225	296

U.S. dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	43	80	24
Premiums & Deposits (millions)	208	195	238

•
Reinsurance Division shareholders’ net income for the second quarter of 2006 was $48 million, up $18 million from $30 million reported a year earlier. The increase in earnings was due to improved Life Reinsurance experience gains compared to a year ago and improved underwriting margins on the Property and Casualty business; however, results for this quarter were below expectations. Year-to-date shareholders’ net income was $140 million compared to $72 million in 2005.

•
Premiums for the quarter were $234 million, compared to $296 million reported in the second quarter of 2005. On a U.S. dollar basis, premiums decreased by 13 per cent in the quarter compared to the second quarter of 2005. The decrease was primarily due to the timing of International Group Program premium receipts, and the unfavourable impact of the stronger Canadian dollar.

Corporate and Other Segment

Canadian dollars	Quarterly Results
	2Q06	1Q06	2Q05
Shareholders’ Net Income (millions)	18	51	80

•
Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions, other non-operating events and certain shareholder expenses. Also included in Corporate and Other is the John Hancock Accident and Health operations, which primarily consists of contracts in dispute.

•
Corporate and Other shareholders’ net income for the second quarter of 2006 was $18 million, compared to $80 million reported a year earlier. Contributing to the decrease this quarter were lower investment income, a $15 million negative impact of corporate tax rate changes in Canada on an existing deferred tax asset and changes in actuarial methods and assumptions. These decreases were partially offset by lower integration expenses. Year-to-date shareholders’ net income was $69 million compared to $157 million in 2005.

•
Changes in valuation methods and assumptions resulted in a decrease in earnings of $12 million for the second quarter of 2006 compared to an increase of $10 million in the second quarter of 2005. The decrease in the current quarter primarily related to refinements to the measurement of investment return risk in Japan.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$370 billion (US$332 billion) as at June 30, 2006.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET August 3, 2006. For local and international locations, please call (416) 695-5261 and toll free in North America please call (877) 888-3855. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 6:00 p.m. ET August 3, 2006 until midnight ET, August 10, 2006 by calling (416) 641-2135 (passcode #5045).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET August 3, 2006. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.

The Second Quarter 2006 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries:	Investor Relations:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	June 30
	2006	2005	% Change

Net income	$949	$844	12
Loss attributed to participating policyholders	(11)	5	-
Net income attributed to shareholders	$960	$839	14
Preferred share dividends	(8)	(4)	-
Net income available to common shareholders	$952	$835	14

Premiums and deposits:
Life and health insurance premiums	$3,593	$3,670	(2)
Annuity and pension premiums	1,078	913	18
Segregated fund deposits	7,997	7,285	10
Mutual fund deposits	2,409	1,661	45
ASO premium equivalents	570	549	4
Other fund deposits	230	355	(35)
Total premiums and deposits	$15,877	$14,433	10

Funds under management:
General fund	$162,459	$170,432	(5)
Segregated funds	146,200	128,472	14
Mutual funds	35,043	35,137	(0)
Other funds	26,186	29,704	(12)
Total funds under management	$369,888	$363,745	2

Capitalization:
Long-term debt	$2,487	$2,597	(4)
Liabilities for preferred shares and capital instruments	1,897	$1,961	(3)
Non-controlling interest in subsidiaries	204	148	38

Equity
Participating policyholders' equity	140	164	(15)
Shareholders' equity
Preferred shares	638	344	85
Common shares	14,294	14,528	(2)
Contributed surplus	83	97	(14)
Retained earnings and currency translation account	8,557	9,010	(5)
Total capital	$28,300	$28,849	(2)

Selected key performance measures:
Basic earnings per common share	$0.61	$0.52
Diluted earnings per common share	$0.60	$0.52
Return on common shareholders' equity (annualized)	16.3%	14.3%
Book value per common share	$14.74	$14.82
Common shares outstanding (in millions)
End of period	1,556	1,595
Weighted average - basic	1,570	1,598
Weighted average - diluted	1,586	1,613

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	June 30
	2006	2005
Revenue
Premium income	$4,671	$4,583
Net investment income	2,284	2,425
Other revenue	1,045	936
Total revenue	$8,000	$7,944
Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,573	$1,579
Maturity and surrender benefits	2,235	2,056
Annuity payments	810	863
Policyholder dividends and experience rating refunds	380	418
Net transfers to segregated funds	117	63
Change in actuarial liabilities [1]	(398)	(62)
General expenses	832	819
Commissions	874	788
Interest expense	229	200
Premium taxes	70	63
Non-controlling interest in subsidiaries	6	4
Total policy benefits and expenses	$6,728	$6,791
Income before income taxes	$1,272	$1,153
Income taxes	(323)	(309)
Net income	$949	$844
Loss attributed to participating policyholders	(11)	5
Net income attributed to shareholders	$960	$839
Preferred share dividends	(8)	(4)
Net income available to common shareholders	$952	$835

Basic earnings per common share	$0.61	$0.52
Diluted earnings per common share	$0.60	$0.52

[1] Includes impact from benefits and withdrawals from John Hancock Institutional Fixed of $1.5 billion in Q2 2006 and $1.3 billion in Q2 2005.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at June 30
Assets	2006	2005
Invested assets
Bonds	$100,584	$106,744
Mortgages	27,239	29,067
Stocks	10,107	9,033
Real estate	5,239	4,747
Policy loans	6,015	7,015
Cash and short-term investments	7,776	7,191
Bank loans	1,983	1,607
Other investments	3,516	5,028
Total invested assets	$162,459	$170,432
Other assets
Accrued investment income	$1,556	$1,895
Outstanding premiums	619	651
Goodwill	7,255	7,786
Intangible assets	1,651	1,831
Miscellaneous	3,140	3,240
Total other assets	$14,221	$15,403
Total assets	$176,680	$185,835
Segregated funds net assets	$146,904	$128,730

Liabilities and equity
Policy liabilities	$126,753	$137,486
Deferred realized net gains	4,426	3,947
Bank deposits	6,886	5,084
Consumer notes	2,772	3,130
Future income tax liability	1,925	1,079
Other liabilities	5,618	6,260
	$148,380	$156,986

Long-term debt	2,487	2,597
Liabilities for preferred shares and capital instruments	1,897	1,961
Non-controlling interest in subsidiaries	204	148

Equity
Participating policyholders' equity	140	164
Shareholders' equity
Preferred shares	638	344
Common shares	14,294	14,528
Contributed surplus	83	97
Retained earnings and currency translation account	8,557	9,010
Total equity	$23,712	$24,143
Total liabilities and equity	$176,680	$185,835
Segregated funds net liabilities	$146,904	$128,730

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended June 30, 2006
	U.S.	U.S.	Canadian	Asia and	Reinsurance	Corporate
	Insurance	Wealth		Japan		and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,302	$933	$1,487	$715	$234	$-	$4,671
Segregated fund deposits	277	5,383	1,017	1,320	-	-	7,997
Mutual fund deposits	-	2,039	194	176	-	-	2,409
ASO premium equivalents	-	-	570	-	-	-	570
Other fund deposits	-	230	-	-	-	-	230
Total	$1,579	$8,585	$3,268	$2,211	$234	$-	$15,877

Net income	$127	$301	$252	$203	$48	$18	$949

Funds under management	As at June 30, 2006
General fund	$45,130	$45,093	$43,899	$15,421	$2,839	$10,077	$162,459
Segregated funds	11,129	94,087	24,256	14,357	-	2,371	146,200
Mutual funds	-	30,559	3,234	1,250	-	-	35,043
Other funds	-	3,368	-	1,973	-	20,845	26,186
Total	$56,259	$173,107	$71,389	$33,001	$2,839	$33,293	$369,888

	For the quarter ended June 30, 2005
	U.S.	U.S.	Canadian	Asia and	Reinsurance	Corporate
	Insurance	Wealth		Japan		and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,308	$763	$1,481	$735	$296	$-	$4,583
Segregated fund deposits	332	4,729	1,053	1,169	-	2	7,285
Mutual fund deposits	-	1,223	243	195	-	-	1,661
ASO premium equivalents	-	-	549	-	-	-	549
Other fund deposits	-	355	-	-	-	-	355
Total	$1,640	$7,070	$3,326	$2,099	$296	$2	$14,433

Net income	$157	$249	$187	$141	$30	$80	$844

Funds under management	As at June 30, 2005
General fund	$47,821	$55,320	$40,240	$15,806	$2,719	$8,526	$170,432
Segregated funds	11,319	83,856	21,166	9,997	-	2,134	128,472
Mutual funds	-	30,560	2,773	1,804	-	-	35,137
Other funds	-	3,267	-	2,125	-	24,312	29,704
Total	$59,140	$173,003	$64,179	$29,732	$2,719	$34,972	$363,745

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.